1098074

4-2-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02030043

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2002
(April 2, 2002)

NDS Group plc
(Name of Registrant)

One London Road, Staines
Middlesex TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F__X___ Form 40-F__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No_X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Exhibit Index begins on Page 4

Annexed hereto as Exhibit A is a press release of NDS Group plc dated April 2, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS GROUP PLC

Date: April 2, 2002

By: [signature]
Richard Medlock
Chief Financial Officer

EXHIBIT INDEX

Exhibit A

STATEMENT OF NDS REGARDING DIRECTV

London, UK, April 02, 2002 - NDS Group plc, a News Corporation company, and the leading provider of conditional access systems and interactive applications for digital pay TV, announced that under the terms of the existing agreement between them, DIRECTV has notified NDS that they will transition towards the "in house" provision of conditional access services for its US satellite platform. DIRECTV will start working towards this transition beginning on April 1, 2002.

The existing conditional access supply agreement between NDS and DIRECTV remains in force until August, 2003 and this contract and the underlying supply of products and services under that agreement is unaffected. NDS has received orders from DIRECTV for a large number of its fourth generation smart cards and NDS will continue to receive significant revenues and supply significant volumes of smart cards between now and August 2003. Thereafter NDS will continue to receive ongoing revenues.

This announcement does not affect NDS's relationship with DIRECTV Latin America that is governed by a separate agreement.

About NDS

NDS Group plc (NASDAQ/ NASDAQ Europe: NNDS) is a leading supplier of open conditional access software and interactive systems for the secure delivery of entertainment and information to all levels of television set-top boxes and personal computers. The company also develops secure datacasting solutions for the distribution of data and multimedia. See http://www.nds.com for more information.

Cautionary Statement Concerning Forward-Looking Statements

The statements contained in this release which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS' filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

For further information:

Margot Field
Head of Public Relations
NDS Group plc
+44 (208) 476 8158
mfield@ndsuk.com

Mark Rozeen
Senior Vice President
TSI/Golin Harris
+1 212 309 0658
mrozeen@golinharris.com

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